UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 14f-1
                              Information Statement
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                                 SCORE ONE, INC.
                                 ---------------
        (Exact name of registrant as specified in its corporate charter)

                          Commission File No. 000-25845
                          -----------------------------

            Nevada                                         88-0409164
-------------------------------                        ------------------
(State or other jurisdiction of                         (I.R.S. Employer
incorporation or organization)                         Identification No.)


     Suites 2203-06, Level 22, Office Tower, Langham Place, 8 Argyle Street,
                           Mongkok, Kowloon, Hong Kong
     -----------------------------------------------------------------------
                    (Address of principal executive offices)


                                 +852 3105 5063
                          -----------------------------
                          Registrant's telephone number

           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being mailed on or about April 27,2006, by Score One, Inc. (the "Company"), to the holders of record of shares of common stock, par value $.001 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the appointment of two new members to the Company's Board of Directors.

       NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE
         TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

                                  INTRODUCTION

On October 21, 2005, Score One, Inc. (the "Company") entered into a Business Restructuring Agreement (the "Agreement") with Team Allied Profits Limited, a British Virgin Islands corporation (the "Consultant"). The Consultant was engaged by the Company to provide business restructuring services in order to solicit suitable businesses in Hong Kong or China with net asset values not less than $4,000,000 for acquisitions by the Company in order to restructure its business operations.

On September 30, 2005, Ho Wing Hung and Hu Hong Zhong resigned as Directors of the Company and Lam Ting Heung was appointed as Secretary and Director of the Company. Ms. Lam approached the Consultant and arranged the Agreement. The Consultant introduced Hoi Ho Kiu to the Company and she was appointed as the Company's Chief Executive Officer and a Director on November 11, 2005. The Consultant introduced Lai Ming Lau to the Company and she was appointed as Chief Financial Officer and a Director on January 23, 2005. Lam Ting Heung resigned as Secretary and Director of the Company on March 10, 2006 and Lai Ming Lau was appointed as Secretary.

As full consideration for the services rendered by Consultant under the Agreement, the Company will issue to the Consultant 30,000,000 shares of common stock of the Company. After the issuance of 30,000,000 shares, the total number of shares of common stock of the Company issued and outstanding will be 31,162,902 shares, resulting in a change in control of the Company ("Transaction").

This Information Statement is being mailed to stockholders of the Company as of April 27, 2006 pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of the new directors.

The information contained in this Information Statement concerning Ms. Kiu and Ms. Lau has been furnished to the Company by them. The Company assumes no responsibility for the accuracy or completeness of such information.

                    CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

The Common Stock is the only class of voting securities of the Company outstanding. As of the date of this report, there were 31,162,902 shares outstanding and entitled to one vote per share.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock immediately after the Transaction by:

     o    each person known to beneficially own more than 5% of the Common
          Stock;

     o each officer and director of the Company (including proposed directors); and

     o    all directors and executive officers as a group.



Name and Address of                                Shares of Common Stock         Percentage of Class
Beneficial Owner                                     Beneficially Owned           Beneficially Owned
-----------------------------------------------------------------------------------------------------

Team Allied Profits Limited                                   30,000,000                        96.3%
Suites 2203-06, Level 22,
Office Tower, Langham Place,
8 Argyle Street, Mongkok,
Kowloon, Hong Kong

Hoi-Ho Kiu, CEO, Designated Director*                         0                                 0%
Room 03, 17/F.,
Fee Tat Commercial Centre,
613 Nathan Road, Mongkok,
Kowloon, Hong Kong

Lai Ming Lau, CFO, Secretary, Designated Director*            0                                 0%
Suites 2203-06, Level 22,
Office Tower, Langham Place,
8 Argyle Street, Mongkok,
Kowloon, Hong Kong

All current Officers and Directors                            0                                 0%
as a group (two persons)

-----------------------------------

Directors and Executive Officers

The following sets forth the name, age, positions and terms of office of the Company's officers and directors prior to the Transaction. Also set forth below is information as to the principal occupation and background for such persons.

=================================================================================================================
Name                  Age       Position                      Term(s) of Office
-----------------------------------------------------------------------------------------------------------------
Ting Heung Lam        26        Director and Secretary        September 2005 to March 2006
-----------------------------------------------------------------------------------------------------------------
Wing Hung Ho          50        Director and Secretary        March 2000 to September 2005
-----------------------------------------------------------------------------------------------------------------
Hong Zhong Hu         32        Director                      November 2002 to September 2005
=================================================================================================================

Ting Heung Lam, a former director, since January 2001 has been a self-employed accounting consultant in Hong Kong where she is providing accountancy services for various clients in Hong Kong.

Wing Hung Ho served as one of our directors since March 2000. He has over 15 years of experience in production management and is currently taking a major role in managing Advanced Technology's manufacturing plant in China. Prior to joining the Company in July 1998, he was a director and shareholder of a garment manufacturer. He is responsible for our product development and production.

Hong Zhong Hu, a former director, since January 1997, has been financial consultant in Hong Kong where he was responsible for accounting technical service of IPO for foreign companies in China. Under his supervision, a number of companies successfully listed on Hong Kong Stock Exchange Main Board. Mr. Hu received a Bachelor degree in Finance & Economics from Shan Xi University in 1996. He also studied advanced International Finance at Fu Dan University and is a qualified accountant in China.

Appointment of New Directors

Ten days following the filing of this Information Statement with the Securities and Exchange Commission ("SEC") and the mailing of this Information Statement to our shareholders, our designated directors will be become directors. Set forth below is certain information with respect to the new directors and officers:

=================================================================================================================
Name                Age       Position                          Term(s) of Office
-----------------------------------------------------------------------------------------------------------------
Hoi-ho Kiu          44        Director and CEO                  November 2005 to present
-----------------------------------------------------------------------------------------------------------------
Lai Ming Lau        43        Director, Secretary and CFO       November 2005 to present
=================================================================================================================

Hoi-Ho Kiu, Director and Chief Executive Officer, has been the Chief Executive Officer of Golden Health Holdings, Inc. since October 2005. She has over 20 years of experience in doing businesses in China. Prior to joining Golden Health Holdings, Inc., she was an assistant general manager of Beijing Hua Xin Group, a Chinese state-owned real estate conglomerate from March 1995 to September 2005.

Lai Ming Lau, Director, Chief Financial Officer and Secretary, has been the Director and proprietor of Richley (China) Limited, now known as RC Capital Limited since July 1992. Ms. Lau holds a Hons. Diploma in Law and Business Hong Kong Shue Yan College and has over 15 years of experience of working with trading businesses in Asia, in countries such as China, Indonesia and Taiwan.

Board of Directors Information

The Board of Directors of the Company held no meetings during the last fiscal year, although several actions were discussed and decided upon by unanimous written consent. No director resigned or declined to stand for re-election due to a disagreement with the Company.

Each director holds office (subject to the Company's By-Laws) until the next annual meeting of shareholders and until such director's successor has been elected and qualified. All of the Company's executive officers are serving until the next annual meeting of directors and until their successors have been duly elected and qualified. There are no family relationships among any of the Company's current designated directors and executive officers.

The Company does not have an audit, nominating or compensation committee. The Board of Directors of the Company plans to expand the number of members on the board and create an independent Compensation Committee, Audit Committee and a Nominating Committee. Until such time as a Nominating Committee is established, the Company's current directors shall be the sole participants in the consideration of director nominees.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the SEC.

Based solely on our review of certain reports filed with the Securities and Exchange Commission pursuant to Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act") as amended for the Company's fiscal year ending December 31, 2005, Wing Hung Ho and Hong Zhong Hu failed to file Form 4 Statements of Changes in Beneficial Ownership with regards to the end of their tenures in September 2005. Ting Heung Lam failed to file a Form 3 Statement of Beneficial Ownership with regards to the beginning of her tenure in September 2005. Hoi-ho Kiu and Lai Ming Lau failed to timely file Form 3 Statements of Changes in Beneficial Ownership with regards to the beginning of their tenures. Team Allied Profits Limited also failed to timely file a Form 3 Statement of Changes in Beneficial Ownership with regards to the Transaction hereinabove described.

                             EXECUTIVE COMPENSATION


Summary Compensation Table

None of our officers or directors is currently receiving any compensation for their services.

The following table sets forth the total compensation earned by or paid to all of our executive officers for the last three fiscal years.

=================================================================================================================
                                  ANNUAL COMPENSATION                   LONG TERM COMPENSATION
-----------------------------------------------------------------------------------------------------------------
                                                                           Awards            Payouts
-----------------------------------------------------------------------------------------------------------------
Name and Title        Fiscal                     Other      Restricted Stock    Securities
                       Year    Salary   Bonus    Annual          Awards         Underlying    LTIP     All Other
                       End       ($)     ($)  Compensation   (Common Stock)    Options/SARs  Payouts Compensation
                                                   ($)                             (#)         ($)        ($)
-----------------------------------------------------------------------------------------------------------------
                       2005      0        0         0              0                0           0         0
Hoi-ho Kiu,          --------------------------------------------------------------------------------------------
Director and CEO       2004      0        0         0              0                0           0         0
                     --------------------------------------------------------------------------------------------
                       2003      0        0         0              0                0           0         0
-----------------------------------------------------------------------------------------------------------------
                       2005      0        0         0              0                0           0         0
Lai Ming Lau,        --------------------------------------------------------------------------------------------
Director, Secretary    2004      0        0         0              0                0           0         0
and CFO              --------------------------------------------------------------------------------------------
                       2003      0        0         0              0                0           0         0
-----------------------------------------------------------------------------------------------------------------
                       2005      0        0         0              0                0           0         0
Ting Heung Lam,      --------------------------------------------------------------------------------------------
Director and           2004      0        0         0              0                0           0         0
Secretary            --------------------------------------------------------------------------------------------
                       2003      0        0         0              0                0           0         0
-----------------------------------------------------------------------------------------------------------------
                       2005      0        0         0              0                0           0         0
Wing Hung Ho,        --------------------------------------------------------------------------------------------
Former Director and    2004      0        0         0              0                0           0         0
Secretary            --------------------------------------------------------------------------------------------
                       2003      0        0         0              0                0           0         0
-----------------------------------------------------------------------------------------------------------------
                       2005      0        0         0              0                0           0         0
Hong Zhong Hu,       --------------------------------------------------------------------------------------------
Former Director        2004      0        0         0              0                0           0         0
                     --------------------------------------------------------------------------------------------
                       2003      0        0         0              0                0           0         0
-----------------------------------------------------------------------------------------------------------------
                       2005     N/A      N/A       N/A            N/A              N/A         N/A       N/A
Shuk Wah Kwok,       --------------------------------------------------------------------------------------------
Former Director        2004     N/A      N/A       N/A            N/A              N/A         N/A       N/A
                     --------------------------------------------------------------------------------------------
                       2003      0        0         0              0                0           0         0
=================================================================================================================
                       2005     N/A      N/A       N/A            N/A              N/A         N/A       N/A
Wing Cheong Ho,      ============================================================================================
Former Chairman        2004     N/A      N/A       N/A            N/A              N/A         N/A       N/A
and President        ============================================================================================
                       2003      0        0         0              0                0           0         0
=================================================================================================================

Compensation of Directors

Directors of the Company do not receive any cash compensation, but are entitled to reimbursement of their reasonable expenses incurred in attending directors' meetings.

Legal Proceedings

Neither the Company nor any of its officers and directors is party to current or pending legal proceedings. During the past five years neither of the designated directors has been involved in any legal proceeding that would be material to an evaluation of that person's ability or integrity.

Code of Ethics

The Company's Board of Directors has adopted a Code of Ethics which applies to every officer, director and employee of the Company.



                                CHANGE IN CONTROL

As described hereinabove, on October 21, 2005, the Company entered into the Agreement with Team Allied Profits Limited, a British Virgin Islands corporation (the "Consultant"). As full consideration for the services rendered by Consultant under the Agreement, the Company shall issue to the Consultant 30,000,000 shares of common stock. After the issuance of 30,000,000 shares, the total number of shares of common stock of the Company issued and outstanding will be 31,162,902 shares, resulting in a change in control of the Company.

There are no arrangements, known to the Company, including any pledge by any person of securities of the registrant or any of its parents, the operation of which may at a subsequent date result in a further change in control of the Company.

                                   SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Date: April 24, 2006

                                             SCORE ONE, INC.


                                              /s/ Hoi-ho Kiu
                                             -----------------------------------
                                             BY:  Hoi-ho Kiu
                                             ITS: Chief Executive Officer